Exhibit 23.1

KPMG LLP
50 Kennedy Plaza Providence, RI 02903

Consent of Independent Registered Public Accounting Firm

The Board of Directors

KVH Industries, Inc.:

We consent to the use of our report dated March 12, 2009, with respect to the consolidated balance sheets of KVH Industries, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference.

Providence, Rhode Island

June 23, 2009

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.